EXHIBIT 99.1

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Press Release

20th April 2021

Manchester United Announces Ed Woodward To Leave Role at End Of 2021

Manchester United has today announced that executive vice-chairman Ed Woodward will step down from his role at the end of 2021.

Woodward joined United in 2005 and became executive vice-chairman in 2012.

Ed Woodward said:

“I am extremely proud to have served United and it has been an honour to work for the world’s greatest football club for the past 16 years.

“The club is well positioned for the future and it will be difficult to walk away at the end of the year.

“I will treasure the memories from my time at Old Trafford, during a period when we won the Europa League, the FA Cup and the EFL Cup. I am proud of the regeneration of the club’s culture and our return to the Manchester United way of playing.

"We have invested more than £1bn in the squad during my time here and I am particularly delighted with the progress the players have made under the astute leadership of Ole Gunnar Solskjaer and his coaching team in the last two years.

“I am sure that with the changes we have made on-field and to the coaching and football staff in recent years this great club will soon be lifting silverware again. It deserves to.

“I desperately wanted the club to win the Premier League during my tenure and I am certain the foundations are in place for us to win it back for our passionate fans.

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“Our world-famous academy is flourishing again, with 34 players progressing into the first team since 2013, and it has been a pleasure to watch talents such as Marcus Rashford, Mason Greenwood and Axel Tuanzebe flourish in the first team environment. In the years to come the club’s production line of young talent will continue to push established first team players for their places. That competition bodes well for the future.

“We have also established Manchester United women and their progress is further evidence of the demand for success at this great club.

“The last 16 months have brought so many unique challenges and the club's work in the community and around the world during the Covid-19 pandemic has been heroic.

“The financial impact on football clubs has been severe, but United have been one of the most robust and resilient in the face of extraordinary financial pressures.

“I would like to thank United’s passionate fans for their support during the good and bad times. I know this has been a challenging period in our history, but your support for the team has never, ever been in doubt.

“Finally, it has been a pleasure to work with so many magnificent, talented and hard-working people.”

Co-chairman Joel Glazer added:

“Ed Woodward has served the club with great distinction. On behalf of everyone at United I would like to place on record our sincere thanks for his tireless work and dedication.

“His contribution to the club has been massive, and he will always be welcome at Old Trafford as a part of the Manchester United family.”

ENDS

Enquiries:

Charlie Brooks	+44 (0) 7881 268501
Manchester United	charlie.brooks@manutd.co.uk

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year heritage we have won 66 trophies, enabling us to develop the world’s leading sports brand and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.